UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[ ] Liquidation

[X] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: AOG Institutional Diversified Master Fund

3.	Securities and Exchange Commission File No.: 811-23765

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

AOG Institutional Diversified Master Fund

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Martin H. Dozier

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Alpha Omega Group, Inc. dba AOG Wealth Management

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

(703) 757-8020

(records as investment advisor)

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(513) 587-3400

(records as administrator and transfer agent)

Fifth Third Bank, National Association

38 Fountain Square Plaza

Cincinnati, OH 45202

(866) 719-0014

(records as custodian)

UMB Distribution Services, LLC

235 West Galena Street

Milwaukee, WI 53122

888-844-3350

(records as distributor)

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): [ ] Open-end [X ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Alpha Omega Group, Inc. dba AOG Wealth Management

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

UMB Distribution Services, LLC

235 West Galena Street

Milwaukee, WI 53122

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

[ ] Yes [ ] No If Yes, for each UIT state:

Name(s):

File No.: 811- Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: September 15, 2023

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval was not required per the Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? N/A

[ ] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets? [ ] Yes [ ] No

(c)    Were the distributions made pro rata based on share ownership? [ ] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

[ ]       Yes       [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders? N/A

[ ]       Yes       [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? 1

(b)	Describe the relationship of each remaining shareholder to the fund: The Adviser is the sole shareholder of the Fund and owns all of the Fund’s outstanding shares.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? N/A

[ ] Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? N/A

(See question 18 above)

[ ]       Yes       [ ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets? The Fund intends to distribute all assets to the Adviser, as the sole shareholder, upon liquidation.

(c)	Will the remaining assets be invested in securities? [ ] Yes [ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? N/A

[ ] Yes [ ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities? [To be discussed]

IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: N/A

(ii)	Accounting expenses: N/A

(iii)	Other expenses (list and identify separately): N/A

(iv)	Total expenses (sum of lines (i)-(iii) above): N/A

(b) How were those expenses allocated? N/A

(c)	Who paid those expenses? N/A

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? N/A

[ ] Yes [ ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[X] Yes [ ] No

If Yes, describe the nature and extent of those activities:

The Fund previously operated as a “master fund” in a master-feeder structure in which AOG Institutional Fund invested all or substantially all of its assets in shares of the Fund.  As a result of the adoption of a repurchase policy by AOG Institutional Fund, and in connection with AOG Institutional Fund’s operation as an interval fund, the Fund no longer operates as a master fund within a master-feeder structure. Therefore, the Fund will be deregistered under the Investment Company Act, but will continue to exist as a wholly-owned operating subsidiary of AOG Institutional Fund. The Fund intends to continue operating in reliance on section 3(c)(1) or 3(c)(7) of the Investment Company Act.

The Fund currently has two beneficial owners (within the meaning of section 3(c)(1) of the Investment Company Act) and is not making and does not propose to make a public offering of its securities. The Fund has notified, or promptly after receiving the deregistration order requested herein will notify, its beneficial owners that certain legal protections afforded to shareholders of an investment company registered under the Investment Company Act will no longer apply.

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger:

N/A

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

N/A

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AOG Institutional Diversified Master Fund, (ii) he is the President of AOG Institutional Diversified Master Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Frederick Baerenz _______

Name: Frederick Baerenz

Title: President